Vorys, Sater, Seymour and Pease LLP Legal Counsel	106 South Main St. Suite 1100 Akron, Ohio 44308 330.208.10000 | www.vorys.com Founded 1909
J. Bret Treier
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March 26, 2010
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn.:   Edward M. Kelly, Esq.
Re:	A. Schulman, Inc. Pre-effective Amendment 3 to Registration Statement on Form S-4 Filed March 22, 2010 File No. 333-164085
Dear Mr. Kelly:
          In connection with the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated March 18, 2010, related to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-164085) (the “Registration Statement”) filed by A. Schulman, Inc. (“A. Schulman”) relative to its pending acquisition of ICO, Inc. (“ICO”) and the solicitation of proxies by the Board of Directors of ICO, certain information responsive to the Staff comments was provided to the Commission via facsimile transmissions on March 19 and March 22, 2010, prior to inclusion of such responsive information in Pre-effective Amendment 3 to the Registration Statement, which was filed on March 22, 2010. The materials so submitted to the Commission are included as part of this correspondence.

Very truly yours,
/s/ J. Bret Treier, Esq.

Columbus | Washington | Cleveland | Cincinnati | Alexandria | Akron | Houston

Legal Counsel
Securities and Exchange Commission
March 26, 2010

cc:	Joseph M. Gingo, Chairman, President and Chief Executive Officer, A. Schulman, Inc.
A. John Knapp, Jr., President and Chief Executive Officer, ICO, Inc.
Craig E. Slivka, Special Counsel, United States Securities and Exchange Commission
David C. Minc, Vice President, Chief Legal Officer and Secretary, A. Schulman, Inc.
Lyle G. Ganske, Esq., Jones Day
James P. Dougherty, Esq., Jones Day
Charlotte Fischer Ewart, Esq., General Counsel and Secretary, ICO, Inc.
Gene J. Oshman, Esq., Baker Botts L.L.P.
Ryan Maierson, Esq., Baker Botts, L.L.P.
David Taylor, Esq., Locke Lord Bissell & Liddell LLP

Background of the Merger
     *************************
[Third paragraph, page 43]
          From time to time, A. John Knapp, Jr., ICO’s Chief Executive Officer, has engaged in preliminary discussions with other industry participants and private equity firms regarding the possibility of various business combination transactions. Since January 1, 2008, Mr. Knapp engaged in preliminary discussions with various third parties, consisting primarily of private equity firms as well as Company C described below, regarding strategic transactions. In late January, 2008, at Mr. Knapp’s request, Mr. Knapp, accompanied by Gregory T. Barmore, Chairman of the Board of ICO, met with Howard R. Curd, Chairman of a special committee of the A. Schulman board of directors (hereinafter referred to as the Special Committee), and primarily discussed general industry matters and briefly discussed a possible business combination transaction between the companies. The Special Committee had been established on November 15, 2007 as part of an agreement between A. Schulman and a group of investors led by Barington Capital Group, L.P. for the purpose of exploring options to increase A. Schulman stockholder value. Pursuant to that agreement, the initial members of the Special Committee were Howard R. Curd, Michael A. McManus, Willard R. Holland, James A. Mitarotonda, and John B. Yasinsky. These independent directors were selected primarily based on their experiences and expertise in strategic transactions. Because the January 2008 meeting largely consisted of the participants becoming acquainted with each other and the brief business combination discussions that occurred were general and casual, none of the participants determinate at that time to pursue a possible transaction between the companies.
[Second and third full paragraphs, page 44]
          On April 2, 2009, the A. Schulman board of directors met. Members of A. Schulman’s management and a representative of Jones Day, A. Schulman’s legal counsel, also participated in the meeting. During this meeting, the A. Schulman board of directors continued to consider certain potential strategic transactions, including possible add-on acquisitions and business combinations, with a number of targets that A. Schulman believed to be attractive. Representatives of A. Schulman’s industry advisor, Charles River Associates, attended the board meeting and participated in discussions with the board regarding a number of potential acquisition candidates. As part of these discussions, A. Schulman’s board of directors identified ICO as a potential acquisition opportunity. With respect to the other potential acquisition transactions that were discussed, A. Schulman’s board of directors believed that certain of the parties to these potential transactions would not be interested in a current sale transaction and, with respect to the parties that might be willing to consider a potential sale transaction, A. Schulman’s board of directors believed that the consideration that would be required to be paid by these parties would be too high relative to then-current market multiples. A. Schulman’s board of directors concluded that a potential transaction with ICO would be a better strategic fit than any of these potential transactions, particularly in respect of enhancing A. Schulman’s product portfolio in certain rotomolding compounds, and decided to pursue a potential transaction with ICO at this time. For more information, see the section titled “THE MERGER — A. Schulman’s Reasons for the Merger” beginning on page [___].
          During April and May of 2009, A. Schulman’s Special Committee, then consisting of Howard R. Curd, Michael A. McManus, Lee D. Meyer, James A. Mitarotonda, and John B. Yasinsky, met regularly and continued to discuss the possibility of acquiring ICO. Mr. Meyer, also an independent director, had been added to the Special Committee to replace Willard R. Holland (who retired from the A. Schulman Board of Directors at the end of his term expiring on December 18, 2008), based primarily on his experiences and expertise in strategic transactions. The material aspects are described below.
[Page 60]
the synergies that might be achieved through a combination of the two companies. ICO selected ADL to serve as its industry consultant because of ADL’s knowledge of and expertise in the chemicals industry generally.

As discussed in the section titled “— Background of the Merger” beginning on page [   ], at the meeting of ICO’s board of directors on October 8, 2009, representatives of ADL reviewed ICO’s strategic alternatives, including the relative likelihood and possible reasons for a business combination with another party, and provided their observations as to the possible areas of strategic fit and synergies associated with a transaction with A. Schulman. Representatives of ADL also discussed the areas of risk and opportunity presented by A. Schulman’s business and financial projections. More specifically, ADL presented its view as of that date that there may be a compelling strategic rationale for ICO and A. Schulman to engage in a business combination on proper terms, particularly in light of:
•	the challenges that ICO’s size and scale present to ICO’s success as an independent company;

•	ICO’s forecasted financial performance over the period could support a valuation premium over the then current trading range;

•	the fact that ICO was likely to be highly valued by A. Schulman because of ICO’s targeted areas of growth, market and geographic positioning and profit potential to A. Schulman’s business plan and, in particular, the potential that ICO’s North American operations could help mitigate some of the risks posed by A. Schulman’s North American operating plan;

•	the potential that a business combination of ICO and A. Schulman could result in an incremental increase in equity valuation of ICO related to the higher trading multiple associated with A. Schulman’s common stock, and

•	the potential that a business combination of ICO and A. Schulman could result in a $160 million increase in present value related to estimated merger synergies.
ADL viewed that A. Schulman offered the highest degree of potential strategic fit with ICO relative to four other companies in ICO’s industry selected by ADL as providing potential alternatives to a transaction with A. Schulman: Clariant AG, PolyOne Corporation, Spartech Corporation and Ampacet Corporation. ADL also expressed the view that the combination of ICO and A. Schulman appeared to be mutually attractive to both parties and appeared to present a higher-value business combination for both parties than any other possible combination of either company with such other industry participants. ADL also presented its observations on the financial projections prepared by ICO’s management, including that ICO’s projected short-term growth stems from a well-diversified set of factors that are tied to specific company initiatives, and that ICO’s growth forecast over the next five years is driven in part by volume growth from an economic recovery, expansion of its product offerings into new markets and the company’s focus on increasing market share by pursuing competitive opportunities and relatively low-risk transactions.
ADL presented an estimate of annual merger synergies that could be derived by the end of 2012 from a combination of ICO and A. Schulman, which could result in EBITDA improvement of $15.4 million per year to $32.1 million per year, with a base case scenario of $24.5 million per year (or $22.0 million per year, disregarding the possible tax savings resulting from a merger of the companies), taking into account the following areas of potential synergy:
•	Product cross-selling focusing on the U.S. rotomolding and masterbatch markets;

•	Raw materials procurement based on both increased purchasing power, and A. Schulman’s recent successful centralized procurement initiatives;

•	U.S. plant rationalization with the assumption that the combined entity would not lose customer sales volumes along with asset consolidation; and

•	Sales, general and administrative expenses in the corporate function and in the U.S. rotomolding and masterbatch businesses.
ADL also presented its observations about the financial projections prepared by A. Schulman’s management, including that A. Schulman’s ability to achieve its projected performance would depend on growth in its European